UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14A
(Rule 14a-101)

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Service Corporation International

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SERVICE CORPORATION INTERNATIONAL
2026 ANNUAL MEETING – MAY 6, 2026
YOUR VOTE IS IMPORTANT –

PLEASE VOTE YOUR SCI SHARES TODAY

Dear Fellow Shareholder,

At the Service Corporation International ("SCI") 2026 Annual Meeting of Shareholders, to be held on May 6, 2026, you are being asked to approve Proposal 6, which would add an officer exculpation provision to SCI's Articles of Incorporation.

SCI has been incorporated in Texas since 1962. Amendments to the Texas Business Organizations Code ("TBOC") enacted last year permit Texas companies like SCI to extend (subject to shareholder approval) exculpation protections that currently apply only to directors to officers in certain circumstances. **SCI's Board of Directors unanimously recommends a vote FOR Proposal 6 for the reasons discussed in SCI's proxy statement and below.**

- *Officer exculpation has achieved broad market consensus*. Shareholders have approved officer exculpation proposals an overwhelming majority of the time since Delaware first permitted officer exculpation in 2022. Other states have followed suit, and the American Bar Association reinforced this trajectory by amending its Model Business Corporation Act in 2024 to similarly authorize officer exculpation.

- *Proposal 6 preserves meaningful accountability*. It would not eliminate liability for: (i) breaches of the duty of loyalty; (ii) acts or omissions not in good faith or constituting intentional misconduct or knowing violation of law; (iii) transactions from which the officer derived an improper personal benefit; or (iv) any liability expressly imposed by applicable statute.

- *The Board believes that Proposal 6 will deliver concrete, quantifiable benefits to shareholders.* Adoption of the exculpation amendment is important to protect our officers from personal liability, given the practice of plaintiffs' counsel targeting officers in duty-of-care litigation. It also would support SCI's ability to attract and retain highly qualified executives, which we believe is a direct driver of long-term value creation. Lastly, it would allow officers to focus on business decisions without fear of personal liability due to meritless duty-of-care litigation.

- *SCI has a strong corporate governance framework that provides shareholders with significant rights and accountability measures.* SCI maintains a comprehensive governance framework that, for example, allows shareholders to amend the bylaws by majority vote, call special meetings with as little as 10% of outstanding shares, and exercise proxy access rights. Nine of SCI's ten directors (and our new director nominee) are independent under New York Stock Exchange standards. Marcus A. Watts serves as Lead Independent Director. His unique qualifications include 26 years as a corporate securities and governance lawyer, followed by 15 years as President of The Friedkin Group, where he managed a diverse portfolio of businesses across multiple industries. Through these roles, he has developed significant governance and executive leadership expertise as well as a broad strategic perspective, which makes him a very valuable member of our Board. He maintains direct authority to set Board meeting agendas and may be reached directly at leaddirector@sci-us.com, thereby providing shareholders with an independent channel for governance concerns.

We also note that the Board adopted a broader set of governance updates, which are generally described below and were authorized by amendments to the TBOC enacted in 2025, after carefully considering the substantive benefits to the Company, including reduced litigation risk and related costs.

- *A 3% ownership threshold to file a derivative lawsuit is justified as a screening mechanism*. SCI's Board amended our bylaws to require any shareholder, or group of shareholders, initiating a derivative proceeding against SCI directors or officers to hold at least 3% of SCI's outstanding shares, a threshold that shareholders, importantly, may satisfy by aggregating their holdings. This threshold helps ensure that derivative suits are brought by investors with a meaningful economic stake. This increases the likelihood that such litigation genuinely benefits shareholders overall. It also will help protect against lawsuits brought by plaintiffs with nominal ownership interests that are meritless and are primarily aimed at extracting a settlement. This may prevent unnecessary cost and management distraction due to litigation that may not produce a material benefit to shareholders. This threshold does not apply to direct claims, meaning actions that harm shareholders directly.

- *Jury trial waiver and exclusive forum provisions are designed to streamline dispute resolution, conserve corporate resources, and ultimately benefit the Company and its shareholders*. SCI's Board amended our bylaws to designate Texas as the sole and exclusive forum for various internal corporate matters, including "internal entity claims" (as defined in the TBOC), and to provide a jury trial waiver for internal entity claims. The Board believes these provisions are appropriate and in the best interests of the Company and its shareholders because they promote consistency and predictability in the resolution of internal corporate claims by directing such matters to courts with relevant expertise, while also reducing the costs and inefficiencies associated with duplicative or multi-forum litigation. In addition, the jury trial waiver is intended to ensure that complex corporate law matters are resolved by judges, which can lead to more efficient, predictable, and consistent outcomes and help limit litigation risk and expense.

Collectively, all the actions outlined above are intended to benefit the Company and protect shareholder value while maintaining accountability to shareholders.

For these reasons, we respectfully urge you to vote **FOR** Proposal 6.

Thank you for your continued support.

Service Corporation International

If you have any questions or need assistance in voting your shares, please contact Service Corporation International's proxy solicitor, Saratoga Proxy Consulting LLC, toll-free at (888) 368-0379 or (212) 257-1311 or via email at info@saratogaproxy.com.